AMENDMENT TO EXPENSE LIMITATION AGREEMENT
This AMENDMENT dated as of August 18, 2021, to the EXPENSE LIMITATION AGREEMENT (the “Agreement”) dated November 5, 2020, by and between COOK & BYNUM CAPITAL MANAGEMENT, LLC (the “Manager”) and THE COOK & BYNUM FUNDS TRUST (the “Trust”), on behalf of each series of the Trust set forth in Schedule A to the Agreement (each, a “Fund”, and collectively, the “Funds”).
W I T N E S S E T H:
WHEREAS, the Trust and the Manager desire to amend the Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, the parties agree as follows:
1. Section 1.1 of the Agreement is deleted in its entirety and replaced in its entirety by the following:
Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to organizational costs and investment management fees of the Manager (but excluding interest, taxes, brokerage commissions, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business, including, but not limited to, acquired fund fees and expenses) (the “Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Manager.
2. In all other respects the Agreement remains unchanged and of full force and effect.
[Signatures on the following page.]

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

COOK & BYNUM FUNDS TRUST
ON BEHALF OF EACH OF ITS FUNDS

By:    /s/David A. Hobbs
    David A. Hobbs
    Vice President, Principal Financial Officer, and Treasurer

COOK & BYNUM CAPITAL MANAGEMENT, LLC

By:    /s/Richard P. Cook
    Richard P. Cook
    Principal